YOUNG AMERICA CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTRY SCHEDULES

FOR THE YEAR ENDED JUNE 30, 2025

Confidential

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SEC FILE NUMBER
8-68260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2024 (MM/DD/YY) AND ENDING 06/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: YOUNG AMERICA CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141 EAST BOSTON POST RD
(No. and Street)

MAMARONECK	NEW YORK	10543
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PETER FORMANEK	914-777-0100	peter@yacapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY, LLC
(Name – if individual, state last, first, and middle name)

325 NORTH SAINT PAUL ST, SUITE 3100	DALLAS	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER FORMANEK _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Young America Capital, LLC _____, as of 10/10 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PAULA JACKSON
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01JA6229593
Qualified in Westchester County
Commission Expires October 18, 2026

Paula Jackson
Notary Public

Signature:
Peter Formanek
Title:
CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Sanville & Company LLC

Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Members and those charged with governance
Young America Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Young America Capital, LLC (the Company) as of June 30, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2023.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
October 9, 2025

Young America Capital, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2025

ASSETS

Cash and cash equivalents	$	237,520
Accounts receivable		1,082,941
Prepaid expenses		31,601
Fixed Assets (net)		19,278
Total assets	$	1,371,340

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	61,882
Commissions payable		974,647
Total liabilities	$	1,036,529
Members' equity:		
Total members' equity	$	334,811
Total liabilities and members' equity	$	1,371,340

See Accompanying Notes to the Financial Statements

4

Young America Capital, LLC
STATEMENT OF OPERATIONS
For the year ending June 30, 2025

Revenues:

Fee income	$	5,082,410
Private placement fees		288,323
Interest income		10,646
Other income		13,286
Total Revenues	$	5,394,665

Expenses

Commission		4,652,253
Salaries, wages and benefits		77,002
Professional fees		229,516
Rent		11,000
Telecommunications		183,456
Travel and entertainment		32,369
Other expenses		162,856
Total Expenses		5,348,454
Net Income	$	46,211

See accompanying notes to financial statements

5

Young America Capital, LLC
STATEMENT OF CHANGE IN MEMBERS' EQUITY
For the year ending June 30, 2025

	Total Members' equity
Balance - Beginning of year	$ 288,600
Capital contribution	-
Capital distribution	-
Net income	46,211
Balance - End of year	$ 334,811

See accompanying notes to financial statements

Young America Capital, LLC
STATEMENT OF CASH FLOW
June 30, 2025

OPERATING ACTIVITIES	
Net Income	46,211
Adjustments to reconcile Net Income	
Depreciation expense	7,691
to net cash provided by operations:	
Increase in accounts receivable	(832,940)
Increase in prepaid expenses	(1,777)
Increase in commissions paybale	749,647
Decrease in accrued expenses	(131,242)
Net cash used in Operating Activities	(162,410)
INVESTING ACTIVITIES	
Auto	(1,215)
Net cash used in Investing Activities	(1,215)
Net cash decrease for period	(163,625)
Cash at beginning of period	401,146
Cash at end of period	237,521

See accompanying notes to financial statements

Young America Capital, LLC
Notes to Financial Statements
JUNE 30, 2025

Note 1 - Nature of business:

Young America Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company operates as (a) an advisor and placement agent of marketable and non-marketable securities, (b) an advisor providing transaction structuring and assistance to early stage and growth stage entities, and (c) an advisor for mergers and acquisitions. The Company does not hold customers' cash or securities. It operates from an office in the New York City metropolitan area.

Note 2 - Summary of significant accounting policies:

Revenue recognition - contracts with customers:

Investment Banking

Revenue Recognition Policy

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers*. Revenue is derived primarily from investment banking advisory services, which include non-exclusive, best-efforts facilitation of financing transactions, asset sales, or similar engagements for clients' interests (e.g., assets or securities). The Company applies the five-step model under ASC 606 to recognize revenue when control of promised services transfers to the customer in an amount that reflects the consideration to which the Company expects to be entitled.

Nature of Services and Performance Obligations

The Company enters into engagement letters with clients to provide advisory services, which may encompass ongoing support such as project management, due diligence, compliance assistance, preparation and updating of investor materials, continuous consultation on transaction structuring and market conditions, and solicitation of investors. The Company identifies two primary performance obligations within these contracts:

1. Ongoing Advisory Services: These services, compensated by non-refundable retainer fees paid periodically (e.g., monthly), are distinct as clients receive and consume benefits simultaneously as the services are performed. This obligation is satisfied over time, with revenue recognized based on the period of service delivery, typically using a straight-line method over the contract term.

2. Transaction Facilitation: This obligation involves securing investors or purchasers for clients' interests (e.g., equity, convertible/mezzanine debt, or asset sales), compensated by variable success fees based on a percentage of the transaction amount. This is a distinct obligation satisfied at a point in time, typically upon the closing of a financed transaction or sale, including any applicable tail period transactions with introduced parties.

Transaction Price and Allocation

The transaction price comprises fixed retainer fees and variable success fees. Retainer fees, paid in advance for ongoing advisory services, are recognized based on the period over which services are rendered. Success fees, contingent on transaction closings, are estimated using the most likely amount method but constrained to amounts where a significant revenue reversal is not probable, typically recognized only upon occurrence due to uncertainty. The transaction price is allocated to each performance obligation based on their relative standalone selling prices, with retainer fees fully allocated to ongoing advisory services and success fees to transaction facilitation.

Revenue Recognition

Ongoing Advisory Services: Revenue from retainer fees is recognized over time as clients simultaneously receive and consume benefits, measured using a time-based output method (e.g., straight-line over the service period). For the year ended December 31, 2025, the Company recognized retainer fee revenue proportional to the services performed during the period, with amounts varying based on contract terms and duration.

Transaction Facilitation: Revenue from success fees is recognized at a point in time upon the closing of a transaction, including any deferred proceeds when received. For the year ended December 31, 2025, success fee revenue was recognized only for transactions that closed during the period, subject to the constraint on variable consideration.

Significant Judgments

The Company exercises judgment in determining performance obligations, particularly distinguishing ongoing advisory services from transaction facilitation based on the nature of benefits provided. The constraint on variable consideration for success fees reflects the uncertainty of transaction outcomes, reassessed at each reporting date. The Company also considers contract

termination clauses and tail provisions in assessing the contract term and collectability of consideration.

Practical Expedients and Exemptions

The Company elects the practical expedient under ASC 606-10-50-14 to not disclose the transaction price allocated to remaining performance obligations for contracts with an original expected duration of one year or less. No significant financing components are present, as payment terms align with performance, except where retainer fees are paid in advance and recognized over time.

This policy is applied consistently to all similar contracts, with further disclosures provided if material changes or specific contract details warrant additional information.

Subsequent events evaluation:

Management has evaluated subsequent events through September 3, 2025, the date the financial statements were available to be issued.

Private Placement Fees

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*. Revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company applies the following five-step model to determine revenue recognition:

1. Identify the contract(s) with a customer.

2. Identify the performance obligations in the contract.

3. Determine the transaction price.

4. Allocate the transaction price to the performance obligations in the contract.

5. Recognize revenue when (or as) the Company satisfies a performance obligation.
The Company's primary source of revenue consists of commissions earned from acting as a placement agent in private offerings of securities. These commissions are typically calculated as a percentage of the capital raised in the private placement.

11

Private Placement Commissions

The Company provides placement agent services to issuers seeking to raise capital through private placements of securities. These services include identifying potential investors, facilitating introductions, and assisting with the closing of the transaction. The performance obligation is satisfied at a point in time upon the successful closing of the private placement, as this is when the issuer obtains the benefit of the services and the risks and rewards are transferred.

The transaction price for these commissions is generally variable, based on the amount of funds raised, but is determinable upon closing. The Company recognizes revenue upon closing of the transaction, provided that collection is probable and there are no significant remaining contingencies. In instances where commissions include contingent elements (e.g., subject to claw back provisions or performance milestones), revenue is recognized only when the contingency is resolved, and the amount is no longer subject to significant reversal.

The Company does not have significant ongoing performance obligations beyond the initial placement, and any trailing or ongoing fees, if applicable, would be recognized over time as the related services are provided. However, during the reporting period, the Company did not earn material trailing fees.

Accounts Receivable:

Accounts receivables are recorded at the invoiced amount and do not bear interest. The Company

records an allowance for doubtful accounts, which is the Company's best estimate of the amount of probable credit losses on the existing accounts receivable. The allowance is determined based on the historical write-off experience and age of the account receivable balances. Doubtful accounts are reviewed and written off on a quarterly basis. Past due balances over 90 days and over a specified amount are reviewed individually each Quarter for collectability and specific bad debt reserves are recorded as deemed necessary. There was no balance on the Allowance for doubtful accounts on June 30, 2025.

Income taxes:

The Company files income tax returns on the cash basis as a partnership for federal and state

income tax purposes. The end of fiscal year is June 30th. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. Adoption of this standard had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits

for all periods subsequent to and including 2019. As a limited liability company, the members' liability is limited to amounts reflected in their respective member account.

Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. All cash balances are held with a major financial institution within the United States of America.

Financial instruments - Credit Losses:

On January 1, 2020, the Company adopted FASB ASC Topic 326 - "Financial Instruments - Credit Losses" ("ASC Tepic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The new guidance applies to financial assets

measured at amortized cost, held-to maturity debt securities and off-balance credit exposures. For on balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected Credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk because of a present obligation to extend credit. The Company adopted ASC topic 326 using the modified retrospective approach for all in-scope assets. The impact of the adoption of the current expected credit loss ("CECL") methodology to the current period was not material.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Concentration of credit risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Subsequent events evaluation:

Management has evaluated subsequent events through September 4, 2025, the date the financial statements were available to be issued.

Note 3 - Related party transactions:

The Company paid rent, utilities, accounting and occupancy costs on a month to month basis together with administrative expenses to a company owned by the managing member. The total amount paid and expensed during the period ended June 30, 2025 was $11,000.

Note 4 - Commissions payable:

The Company records commissions payable to registered representatives based on a percentage of revenue. Commissions are paid when cash is received for amounts invoiced. No commission payable is recorded for accounts receivable balances that are considered uncollectible and for which a reserve is recorded.

Note 5 - Net capital requirement:

As a registered broker dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintains minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn. or cash dividends paid if the resulting net capital ratio would exceed 10 to 1) On June 30. 2025. The Company had net capital of $172,380 which exceeded its requirement of $69,102 by $103,278. The Company had a ratio of aggregate indebtedness to net capital of 6.20 to 1 on June 30, 2025.

Note 6 - Commitments and Contingencies

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 7 - Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the Chief Executive Officer of the Company and it is determined that no additional disclosures are required as the Company has only one reportable segment.

YOUNG AMERICA CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2025

Computation of Net Capital

Members' Equity	334,811
Non-allowable assets:	
Prepaid expense	31,601
Fixed assets	19,278
Accounts receivable	108,295
Total non-allowable assets	159,174
Net capital before haircuts on proprietary positions	162,850
Haircuts	3,257
Net capital	172,380
Minimum net capital requirement - the greater of $5,000 or 6-2/3°/o of aggregate indebtedness of $1,036,529	
Excess net capital	$103,278
Ratio of aggregate indebtedness to net capital	6.20 X to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$1,036,529
Total aggregate indebtedness	$1,036,529

There are no material differences between the audited computation of

net capital computed above and the Company's unaudited Part IIA FOCUS filing as of June 30, 2025

YOUNG AMERICA CAPITAL, LLC

SCHEDULE ii & iii: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCMANGE ACT COMMISSION
June 30, 2025

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

As the Company does not handle customer cash or securities, the Company does not have any Reserve or Possessions and Control Requirements with respect to SEC Rule 15c3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

As the Company does not handle customer cash or securities, the Company does not have any Reserve or Possessions and Control Requirements with respect to SEC Rule 15c3-3.

Young America Capital, LLC Exemption Report

Young America Capital, LLC (the "Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.15a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as an underwriter or selling group participant (2) acting as a real estate syndicator (3) the private placement of securities (4) securities research (5) regulation CF offerings.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Peter Formanek, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct. Regards,

Peter Formanek

Peter Formanek
Chief Executive Officer
10/10/2025



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Members and those charged with governance
Young America Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Young America Capital, LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) acting as an underwriter or selling group participant (2) acting as a real estate syndicator (3) the private placement of securities (4) securities research.

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the year ended June 30, 2025 without exception.

The Company's management is responsible for its statements and compliance with the exemption provisions.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about:

Whether the Company limited its business activities exclusively to (1) acting as an underwriter or selling group participant (2) acting as a real estate syndicator (3) the private placement of securities (4) securities research and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the year ended June 30, 2025 without exception.

A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
October 9, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998